City Holding Company Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**CITY HOLDING COMPANY**
Form Type:	**8-K**
Reporting Period / Event Date:	**01/23/08**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
January 23, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On January 23, 2008, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the fourth quarter and year ended December 31, 2007. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued January 23, 2008

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>January 24, 2008</u>

City Holding Company

By: /s/ David L. Bumgarner

David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
January 23, 2008

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces 2007 Earnings

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.5 billion bank holding company headquartered in Charleston, today announced net income of $51.0 million, or diluted earnings per share of $3.01, for the year ended December 31, 2007 compared to $53.2 million, or diluted earnings per share of $2.99 during 2006. Diluted earnings per share increased slightly (0.7%) despite an increase in the Company's provision for loan losses from $3.8 million in 2006 (or 23 basis points of average loans outstanding) to $5.4 million in 2007 (or 31 basis points of average loans outstanding) and a decrease of $2.1 million in interest income from previously securitized loans. Return on assets for the full year was 2.03%, return on tangible equity was 21.0%, the net interest margin was 4.34%, and the efficiency ratio was 45.9%.

For the fourth quarter of 2007, the Company reported net income of $12.8 million, or $0.78 per diluted share compared to $12.9 million or $0.74 per diluted share in the fourth quarter of 2006. This represents a 5.4% increase in diluted earnings per share. For the fourth quarter of 2007, the Company achieved a return on assets of 2.05%, a return on tangible equity of 21.6%, a net interest margin of 4.32%, and an efficiency ratio of 46.2%.

Charles Hageboeck, Chief Executive Officer and President, stated, "In what has been a generally difficult operating environment in 2007, City's performance has been solid. Many of City's peers have announced lower earnings associated with sub-prime mortgage lending, reduced market valuations within their investment portfolios, write-offs of goodwill associated with acquisitions, etc. In contrast, City's performance exhibited solid loan growth, strong capital and liquidity, solid growth in non-interest income, a net interest margin that has remained unchanged for three quarters in a row, stable expenses, and stable net loan losses. Following trends within the industry, City has experienced an increase in non-performing loans and past-due loans, predominantly focused in residential real-estate, home equity lending, and residential construction lending. Given trends within the industry, City has performed well. As a result, City's stock price has held up better than most other banks of its size, and we believe that City remains extremely well positioned to continue its strategy of high performance and reasonable growth within its geographic markets.

The Company is one of the most profitable banks in the industry as measured by its return on assets of 2.03%. Diluted earnings per share exceeded 2006 despite headwinds from a higher provision for loan losses, a decrease in interest income of $2.1 million associated with run-off of the legacy portfolio of previously securitized loans, and a decrease in income associated with our retail credit card portfolio and merchant card portfolios of $1.5 million due to the sales of these portfolios.

The two largest sources of non-interest income – branch service charges and insurance revenues – both showed solid growth in 2007, and the Company has continued to recruit additional talent to strengthen our ability to compete, and grow effectively in our primary markets. Although the Company's nonperforming assets increased during the year, our low levels of net charge-offs excluding overdraft depository accounts of 0.07% in 2007 compares favorably to prior years and past due loans remain low at only 0.64% of total loans.

Beyond maintaining its financial performance, the Company has embarked upon strategies to grow the franchise in 2007. The Company opened a new 7,500 square foot office in Martinsburg, WV that serves as the headquarters for the bank's presence in the eastern panhandle of West Virginia, opened a new branch facility in Princeton, WV, and a new in-store branch in Ripley, WV. In addition, we continued to acquire additional parcels of land for future branch expansion and plan to start construction of a new location in Hurricane, WV during the second quarter of 2008."

Net Interest Income

The Company's tax equivalent net interest income decreased $5.4 million, or 5.2%, from $103.4 million in 2006 to $97.9 million in 2007. This decrease is primarily attributable to two factors. First, the Company experienced a decrease of $2.1 million in interest income from previously securitized loans for the year ended December 31, 2007 as compared to the year ended December 31, 2006 as the average balance of these loans decreased 52.8%. The decrease in average balances was partially mitigated by an increase in the yield on these loans from 42.2% for the year ended December 31, 2006 to 69.1% for the year ended December 31, 2007 (see Previously Securitized Loans).

Secondly, the Company's reported net interest margin experienced compression to 4.34% for the year ended December 31, 2007 as compared to 4.56% for the year ended December 31, 2006. Excluding Previously Securitized Loans and the sale of the Company's retail credit card portfolio during the third quarter of 2006, the Company's net interest margin, decreased from 4.22% for the year ended December 31, 2006 to 4.08% for the year ended December 31, 2007 resulting in a reduction of approximately $2.9 million in net interest income. While the average yield on the Company's loans (net of Previously Securitized Loans) increased from 6.99% for the year ended December 31, 2006 to 7.11% for the year ended December 31, 2007, the average cost of interest bearing liabilities increased from 2.84% for the year ended December 31, 2006 to 3.19% for the year ended December 31, 2007. The increase in the average cost of interest bearing liabilities can in turn be linked to an increase in the cost of time deposits of 52 basis points between the years ended December 31, 2006 and 2007.

The Company's tax equivalent net interest income decreased $1.0 million, or 4.2%, from $25.3 million during the fourth quarter of 2006 to $24.3 million during the fourth quarter of 2007. This decrease is attributable to two factors. First, the Company experienced a decrease of $0.3 million in interest income from previously securitized loans in the fourth quarter of 2007 as compared to the fourth quarter of 2006 as the average balance of these loans decreased 56.4%. The decrease in average balances was partially mitigated by an increase in the yield on these loans from 46.6% for the fourth quarter of 2006 to 93.2% for the fourth quarter of 2007 (see Previously Securitized Loans).

Secondly, the Company's reported net interest margin experienced compression to 4.32% in the fourth quarter of 2007 as compared to 4.43% in the fourth quarter of 2006. The Company's net interest margin exclusive of Previously Securitized Loans decreased from 4.20% for the fourth quarter of 2006 to 4.05% for the fourth quarter of 2007 resulting in the reduction of approximately $1.1 million in net interest income. The average yield on the Company's loans (exclusive of Previously Securitized Loans) decreased from 7.14% in the fourth quarter of 2006 to 7.04% in the fourth quarter of 2007, while the average cost of interest bearing liabilities increased from 3.08% in the fourth quarter of 2006 to 3.16% in the fourth quarter of 2007. The increase in the average cost of interest bearing liabilities can in turn be linked to an increase in the cost of time deposits of 16 basis points between the fourth quarters of 2006 and 2007.

Credit Quality

At December 31, 2007, the Allowance for Loan Losses ("ALLL") was $17.6 million or 1.00% of total loans outstanding and 103% of non-performing loans compared to $15.4 million or 0.92% of loans outstanding and 385% of non-performing loans at December 31, 2006, and $17.0 million or 0.99% of loans outstanding and 87% of non-performing loans at September 30, 2007.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.7 million in the fourth quarter of 2007 and $5.4 million for the year ended December 31, 2007 compared to $0.9 million and $3.8 million for the comparable periods in 2006. The provision for loan losses recorded during 2007 reflects difficulties encountered by certain commercial borrowers of the Company during the year, the downgrade of their related credits and management's assessment of the impact of these difficulties on the ultimate collectibility of the loans. Additionally, the provision reflects an increase in the balance of commercial loans during the year. Changes in the amount of the provision and related allowance are based on the Company's detailed methodology and are directionally consistent with changes in credit quality, growth, and changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio.

The Company's ratio of non-performing assets to total loans and other real estate owned increased from 0.25% at December 31, 2006 to 1.20% at December 31, 2007 as a result of the downgrade of certain credit relationships mentioned earlier. The Company's ratio at September 30, 2007 was 1.23%. This increase is attributable primarily to the difficulties encountered by certain commercial customers during 2007 and their related borrowings have been classified as substandard. Approximately 70% of the nonperforming loans at December 31, 2007 are due to a softening of the real estate market in Southeastern West Virginia. The remainder of the nonperforming loans are unrelated. Based on our analysis, the Company believes that the reserves allocated to the substandard loans and the value of the collateral securing such loans are adequate to cover losses that may result from these loans. While the Company's non-performing assets have increased, our ratio of non-performing assets to total loans and other real estate owned continues to approximate that of our peer group (bank holding companies with total assets between $1 and $5 billion), which reported average non-performing assets as a percentage of loans and other real estate owned of 1.15% for the most recently reported quarter ended September 30, 2007.

The Company had net charge-offs of $1.0 million for the fourth quarter of 2007, with depository accounts representing $0.5 million (or approximately 51%) of this total. While charge-offs on depository accounts are appropriately taken against the ALLL, the revenue associated with depository accounts is reflected in service charges and has been steadily growing as the core base of checking accounts has grown. Net charge-offs on commercial and residential loans were $0.3 million and $0.2 million, respectively, for the fourth quarter, while installment loans experienced no net charge-offs during the quarter. The increase in charge-offs on commercial loans was primarily related to one credit that had been appropriately considered in establishing the allowance for loan losses in prior periods. Trends with respect to net charge-offs are improving, with annualized net charge-offs related to loans (excluding overdrafts) of 0.07% for 2007, as compared with 0.11% for 2006 and 0.22% for 2005.

Non-interest Income

For the full year, exclusive of investment securities gains /(losses) and the gain from the sale of the Company's retail credit card portfolio and merchant credit card agreements, non-interest income increased $2.0 million, or 3.7%, from $52.6 million in 2006 to $54.6 million in 2007. Service charges from depository accounts increased $1.8 million, or 4.4%, from $42.6 million in 2006 to $44.4 million in 2007. Insurance commission revenues increased $1.8 million, or 75.2% due to the hiring of additional staff by City Insurance to provide worker's compensation insurance to West Virginia businesses and to bolster the Company's team of insurance agents focused on selling directly to retail customers. Partially off-setting these increases was a decrease in other income of $1.7 million due to lower credit card fee income as a result of the sale of the retail credit card portfolio during the third quarter of 2006 and the sale of the merchant credit card processing agreements during the first quarter of 2007.

Exclusive of investment security gains, non-interest income increased $0.8 million to $14.3 million in the fourth quarter of 2007 as compared to $13.5 million in the fourth quarter of 2006. The largest source of non-interest income is service charges from depository accounts, which increased $0.7 million, or 7.1%, from $11.0 million during the fourth quarter of 2006 to $11.7 million during the third quarter of 2007. Insurance commission revenues increased $0.4 million, or 65.8% due to the hiring of additional staff by City Insurance to provide worker's compensation insurance to West Virginia businesses and to bolster the Company's team of insurance agents focused on selling directly to retail customers. Partially off-setting these increases was a decrease in other income of $0.5 million that was primarily due to the sale of the merchant credit card processing agreements during the first quarter of 2007.

Non-interest Expenses

For the full year, non-interest expenses increased $1.1 million, or 1.6%, from $69.9 million in 2006 to $71.0 million in 2007, excluding $1.4 million of recognized losses from the redemption of $12.0 million of trust preferred securities during 2006. Salaries and employee benefits increased $1.5 million, or 4.5%, from 2006 due in part to additional staffing for new retail locations and insurance personnel to support the introduction of worker's compensation insurance. Bankcard expenses increased $0.4 million, or 19.9%, due to increased usage by customers. These increases were partially offset by a $0.5 million decrease in other expenses. The decrease in other expenses was due to a $1.4 million decrease as a result of the sales of the retail and merchant card portfolios. That decrease was partially offset by a $1.0 million charge related to the Company's proportionate share of certain losses incurred by Visa U.S.A. Inc. (see Visa U.S.A. Inc.).

Non-interest expenses decreased $0.2 million from $18.1 million in the fourth quarter of 2006 to $17.9 million in the fourth quarter of 2007. Net of charges of $0.7 million related to the redemption of $6.0 million of the Company's trust preferred securities, non-interest expenses increased $0.5 million (or 2.7%) to $17.9 million in the fourth quarter of 2007 as compared to $17.4 million in the fourth quarter of 2006. Salaries and employee benefits increased $0.4 million, or 4.8%, from the fourth quarter of 2006 due to additional staffing and other expenses increased $0.4 million, or 15.5%. The increase in other expenses was caused by a $1.0 million charge related to the Company's proportionate share of certain losses incurred by Visa U.S.A. Inc. (see Visa U.S.A. Inc.) that was partially offset by a decrease of $0.3 million decrease in other taxes during the quarter. These increases were partially offset by decreases in advertising of $0.3 million, or 32.6%.

VISA U.S.A. Inc.

As a result of the Company's membership interest in Visa U.S.A. Inc. ("Visa"), the Company was allocated expense of approximately $1.0 million in connection with pending and settled antitrust litigation against Visa during the fourth quarter of 2007. The litigation relates to an antitrust lawsuit brought by American Express against Visa that originated in 2004 and settled as of November 9, 2007, and litigation brought by Discover Financial Services ("Discover") against Visa. Visa has described the aforementioned litigation matters and settlement with American Express in filings with the Securities and Exchange Commission. City is not a named defendant in either of the aforementioned lawsuits and, therefore, will not be directly liable for any amount of the settlement. However, in accordance with Visa's by-laws, City may be required to share in certain losses incurred by Visa above and beyond the amounts described above.

On October 3, 2007, Visa announced that it had completed restructuring transactions in preparation for its initial public offering ("IPO"), which is expected to occur in the first half of 2008. As part of this restructuring, the Company received approximately 150,000 Class USAshares of Visa common stock. It is anticipated that some of these shares will be redeemed as part of the IPO with the remaining shares converted to Class A shares on the third anniversary of the IPO or upon Visa's settlement of certain litigation matters, whichever is later. Visa is expected to apply a portion of the proceeds from the IPO to fund an escrow account to cover certain litigation judgments and settlements. The Company anticipates that Visa's escrow account will be sufficient to settle such litigation judgments and settlements with American Express and Discover. The Company also expects that, if and when Visa's IPO occurs, the Company would no longer share any liability in connection with such litigation, and would realize recovery of the expense recorded by the Company prior to the IPO.

Income Tax Expense

The Company's effective income tax rate decreased from 34.8% for the year ended December 31, 2006 to 33.6% for the year ended December 31, 2007. This decrease was attributable to a decrease in the West Virginia corporate state tax rate, an increase in tax-exempt loan income, and the realization of $0.2 million of previously unrecognized tax positions during the third quarter of 2007.

Balance Sheet Trends

As compared to December 31, 2006, loans have increased $89.5 million (5.3%) at December 31, 2007 with increases in loans to depository institutions of $35.0 million (140.0%), commercial loans of $34.3 million (5.1%), home equity loans of $20.1 million (6.3%), installment loans of $5.3 (12.4%), and residential real estate loans of $3.6 million (0.6%). These increases were partially offset by decreases in previously securitized loans of $8.7 million (see Previously Securitized Loans).

Total average depository balances decreased $1.5 million, or 0.1%, from the quarter ended December 31, 2006 to the quarter ended December 31, 2007. This decrease was attributable to decreases in average interest bearing demand deposits ($21.9 million) and noninterest bearing demand deposits ($17.4 million) being partially offset by increases in savings deposits ($30.2 million) and time deposits ($7.6 million).

Previously Securitized Loans

At December 31, 2007, the Company reported "Previously Securitized Loans" of $6.9 million compared to $15.6 million at December 31, 2006, representing a decrease of 55.8%. The yield on the previously securitized loans was 93.2% for the quarter ended December 31, 2007, compared to 82.9% for the quarter ended September 30, 2007, and 46.6% for the quarter ended December 31, 2006. The yield on the previously securitized loans has increased due to improved cash flows as net default rates have been less than previously estimated. The default rates have decreased as a result of the Company's assumption of the servicing of all of the pool balances during the second quarter of 2005. Subsequent to our assumption of the servicing of these loans, the Company has experienced net recoveries but does not believe that the trend of net recoveries can be sustained indefinitely.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 88.8% and the loan to asset ratio was 71.2% at December 31, 2007. The Company maintained investment securities totaling 16.8% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 42.8% of assets at December 31, 2007. Time deposits fund 37.4% of assets at December 31, 2007, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. With respect to regulatory capital, at December 31, 2007, the Company's Leverage Ratio is 10.31%, the Tier I Capital ratio is 14.12%, and the Total Risk-Based Capital ratio is 15.11%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

The Company repurchased 890,600 common shares at a weighted average price of $37.39 as part of a one million share repurchase plan authorized by the Board of Directors in December 2006. On August 21, 2007, the Company announced that the Board of Directors authorized the Company to buy back up to one million shares of its common shares (approximately 5% of outstanding shares) in open market transactions at prices that are accretive to the earnings per share of continuing shareholders. No time limit was placed on the duration of the share repurchase program. As part of this authorization, the Company rescinded the previous share repurchase program plan approved in December 2006.

As a result of repurchases completed in 2007, the Company's outstanding shares decreased 1,314,112 shares during the year (exclusive of stock option exercises), providing the Company's shareholders increased earnings capacity as shares repurchased improve earnings per share on the remaining shares outstanding. As of January 19, 2008, the Company has approximately 512,000 shares remaining for repurchase under the plan approved by the Board of Directors in August 2007. The repurchase of 1,314,112 shares during 2007 represents 7.5% of total shares outstanding as of December 31, 2006. The Company's tangible equity ratio was 9.7% at December 31, 2007 compared with a tangible equity ratio of 10.1% at December 31, 2006.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 69 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

| | | Three Months Ended December 31, | | Percent Change |
		2007	2006	
Earnings ($000s, except per share data):				
Net Interest Income (FTE)	$	24,264 $	25,333	(4.22)%
Net Income		12,758	12,939	(1.40)%
Earnings per Basic Share		0.78	0.74	5.41%
Earnings per Diluted Share		0.78	0.74	5.41%
Key Ratios (percent):				
Return on Average Assets		2.05%	2.06%	(0.36)%
Return on Average Tangible Equity		21.56%	20.98%	2.76%
Net Interest Margin		4.32%	4.43%	(2.62)%
Efficiency Ratio		46.15%	46.40%	(0.54)%
Average Shareholders' Equity to Average Assets		11.84%	12.14%	(2.49)%
Consolidated Risk Based Capital Ratios (a):				
Tier I		14.12%	15.30%	(7.71)%
Total		15.11%	16.19%	(6.67)%
Average Tangible Equity to Average Tangible Assets		9.72%	10.06%	(3.38)%
Common Stock Data:				
Cash Dividends Declared per Share	$	0.31 $	0.28	10.71%
Book Value per Share		18.14	17.46	3.92%
Tangible Book Value per Share		14.55	14.09	3.24%
Market Value per Share:				
High		39.15	41.87	(6.50)%
Low		33.41	37.49	(10.88)%
End of Period		33.84	40.89	(17.24)%
Price/Earnings Ratio (b)		10.85	13.81	(21.49)%

| | | Twelve Months Ended December 31 | | Percent Change |
		2007	2006	
Earnings ($000s, except per share data):				
Net Interest Income (FTE)	$	97,947 $	103,359	(5.24)%
Net Income		51,026	53,187	(4.06)%
Earnings per Basic Share		3.02	3.00	0.67%
Earnings per Diluted Share		3.01	2.99	0.67%
Key Ratios (percent):				
Return on Average Assets		2.03%	2.11%	(3.87)%
Return on Average Tangible Equity		20.99%	22.37%	(6.19)%
Net Interest Margin		4.34%	4.56%	(4.79)%
Efficiency Ratio		45.91%	44.49%	3.20%
Average Shareholders' Equity to Average Assets		12.01%	11.80%	1.78%
Common Stock Data:				
Cash Dividends Declared per Share	$	1.24 $	1.12	10.71%
Market Value per Share:				
High		41.54	41.87	(0.79)%
Low		31.16	34.53	(9.76)%

(a) December 31, 2007 risk-based capital ratios are estimated
(b) December 31, 2007 price/earnings ratio computed based on annualized fourth quarter 2007 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

					Market Price Range per Share	
	Book Value per Share					
	March 31	June 30	September 30	December 31	Low	High
2003	$ 10.10	$ 10.74	$ 11.03	$ 11.46	$ 25.50	$ 37.15
2004	12.09	11.89	12.70	13.03	27.30	37.58
2005	13.20	15.56	15.99	16.14	27.57	39.21
2006	16.17	16.17	16.99	17.46	34.53	41.87
2007	17.62	17.40	17.68	18.14	31.16	41.54

Earnings per Basic Share

			Quarter Ended			
	March 31	June 30	September 30	December 31	Year-to-Date	
2003	$ 0.56	$ 0.73	$ 0.69	$ 0.64	$ 2.62	
2004	0.66	0.80	0.66	0.67	2.79	
2005	0.70	0.72	0.73	0.72	2.87	
2006	0.71	0.78	0.78	0.74	3.00	
2007	0.76	0.72	0.76	0.78	3.02	

Earnings per Diluted Share

			Quarter Ended			
	March 31	June 30	September 30	December 31	Year-to-Date	
2003	$ 0.55	$ 0.72	$ 0.68	$ 0.63	$ 2.58	
2004	0.65	0.79	0.65	0.66	2.75	
2005	0.69	0.71	0.72	0.72	2.84	
2006	0.71	0.77	0.77	0.74	2.99	
2007	0.76	0.72	0.76	0.78	3.01	

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended December 31, | |
	2007	2006
Interest Income		
Interest and fees on loans	$ 32,477	$ 32,157
Interest on investment securities:		
Taxable	5,968	6,800
Tax-exempt	420	423
Interest on deposits in depository institutions	119	459
Interest on federal funds sold	5	86
Total Interest Income	38,989	39,925
Interest Expense		
Interest on deposits	12,847	12,543
Interest on short-term borrowings	1,677	1,304
Interest on long-term debt	426	973
Total Interest Expense	14,950	14,820
Net Interest Income	24,039	25,105
Provision for loan losses	1,650	901
Net Interest Income After Provision for Loan Losses	22,389	24,204
Non-Interest Income		
Investment securities gains	1	72
Service charges	11,735	10,962
Insurance commissions	1,119	675
Trust and investment management fee income	514	498
Bank owned life insurance	600	576
Other income	312	803
Total Non-Interest Income	14,281	13,586
Non-Interest Expense		
Salaries and employee benefits	8,759	8,354
Occupancy and equipment	1,604	1,655
Depreciation	1,133	1,037
Professional fees	424	415
Postage, delivery, and statement mailings	601	735
Advertising	590	876
Telecommunications	456	549
Bankcard expenses	617	478
Insurance and regulatory	422	375
Office supplies	469	408
Repossessed asset (gains) losses, net of expenses	(105)	6
Loss on early extinguishment of debt	-	708
Other expenses	2,891	2,503
Total Non-Interest Expense	17,861	18,099
Income Before Income Taxes	18,809	19,691
Income tax expense	6,051	6,752
Net Income	$ 12,758	$ 12,939
Basic earnings per share	$ 0.78	$ 0.74
Diluted earnings per share	$ 0.78	$ 0.74
Average Common Shares Outstanding:		
Basic	16,359	17,535
Diluted	16,414	17,601

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Twelve months ended December 31		
		2007		**2006**
Interest Income				
Interest and fees on loans	$	128,609	$	123,945
Interest on investment securities:				
Taxable		25,677		28,418
Tax-exempt		1,689		1,782
Interest on loans held for sale		-		322
Interest on deposits in depository institutions		521		1,477
Interest on federal funds sold		819		179
Total Interest Income		157,315		156,123
Interest Expense				
Interest on deposits		51,826		44,046
Interest on short-term borrowings		6,642		5,099
Interest on long-term debt		1,808		4,579
Total Interest Expense		60,276		53,724
Net Interest Income		97,039		102,399
Provision for loan losses		5,350		3,801
Net Interest Income After Provision for Loan Losses		91,689		98,598
Non-Interest Income				
Investment securities gains (losses)		45		(1,995)
Service charges		44,416		42,559
Insurance commissions		4,090		2,335
Trust and investment management fee income		2,042		2,140
Bank owned life insurance		2,477		2,352
Gain on sale of credit card merchant agreements		1,500		3,563
Other income		1,566		3,249
Total Non-Interest Income		56,136		54,203
Non-Interest Expense				
Salaries and employee benefits		36,034		34,484
Occupancy and equipment		6,366		6,481
Depreciation		4,472		4,219
Professional fees		1,628		1,760
Postage, delivery, and statement mailings		2,588		2,832
Advertising		3,123		3,216
Telecommunications		1,809		2,048
Bankcard expenses		2,354		1,964
Insurance and regulatory		1,555		1,528
Office supplies		1,838		1,578
Repossessed asset (gains), net of expenses		(157)		(98)
Loss on early extinguishment of debt		-		1,368
Other expenses		9,403		9,905
Total Non-Interest Expense		71,013		71,285
Income Before Income Taxes		76,812		81,516
Income tax expense		25,786		28,329
Net Income	$	51,026	$	53,187
Basic earnings per share	$	3.02	$	3.00
Diluted earnings per share	$	3.01	$	2.99
Average Common Shares Outstanding:				
Basic		16,877		17,701
Diluted		16,935		17,762

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	December 31, 2007	December 31, 2006
Balance at October 1	$ 291,720	$ 298,327
Net income	12,758	12,939
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	783	1,913
Change in underfunded pension liability	696	503
Change in unrealized gain on interest rate floors	3,550	(663)
Cash dividends declared ($0.31/share)	(5,025)	-
Cash dividends declared ($0.28/share)	-	(4,896)
Issuance of stock award shares, net	56	13
Exercise of 6,488 stock options	-	145
Excess tax benefits on stock compensation	-	47
Purchase of 300,112 common shares of treasury	(10,544)	-
Purchase of 76,700 common shares of treasury	-	(3,021)
Balance at December 31	$ 293,994	$ 305,307

| | Twelve Months Ended | |
	December 31, 2007	December 31, 2006
Balance at January 1	$ 305,307	$ 292,141
Cumulative effect of adopting FIN 48	(125)	-
Net income	51,026	53,187
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	866	2,190
Change in unrealized gain on interest rate floors	4,600	(210)
Change in underfunded pension liability	696	503
Cash dividends declared ($1.24/share)	(20,728)	-
Cash dividends declared ($1.12/share)	-	(19,721)
Issuance of stock award shares, net	427	484
Exercise of 7,300 stock options	154	-
Exercise of 46,423 stock options	-	798
Excess tax benefits on stock compensation	3	269
Purchase of 1,314,112 common shares of treasury	(48,232)	-
Purchase of 666,753 common shares of treasury	-	(24,334)
Balance at December 31	$ 293,994	$ 305,307

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Dec. 31 2007		Sept. 30 2007		June 30 2007		March 31 2007		Dec. 31 2006
						Quarter Ended				
Interest income	$	38,989	$	39,597	$	39,530	$	39,198	$	39,925
Taxable equivalent adjustment		226		224		231		230		228
Interest income (FTE)		39,215		39,821		39,761		39,428		40,153
Interest expense		14,950		15,374		15,196		14,756		14,820
Net interest income		24,265		24,447		24,565		24,672		25,333
Provision for loan losses		1,650		1,200		1,600		900		901
Net interest income after provision										
for loan losses		22,615		23,247		22,965		23,772		24,432
Noninterest income		14,281		13,814		13,689		14,371		13,586
Noninterest expense		17,861		18,031		17,525		17,616		18,099
Income before income taxes		19,035		19,030		19,129		20,527		19,919
Income tax expense		6,051		6,092		6,576		7,066		6,752
Taxable equivalent adjustment		226		224		231		230		228
Net income	$	12,758	$	12,714	$	12,322	$	13,231	$	12,939
Basic earnings per share	$	0.78	$	0.76	$	0.72	$	0.76	$	0.74
Diluted earnings per share		0.78		0.76		0.72		0.76		0.74
Cash dividends declared per share		0.31		0.31		0.31		0.31		0.28
Average Common Share (000s):										
Outstanding		16,359		16,714		17,100		17,369		17,535
Diluted		16,414		16,767		17,158		17,424		17,601
Net Interest Margin		4.32%		4.32%		4.32%		4.41%		4.43%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		Quarter Ended			
	Dec. 31 2007	Sept. 30 2007	June 30 2007	Mar 31 2007	Dec. 31 2006
Non-Interest Income:					
Service charges	$ 11,735	$ 11,192	$ 11,426	$ 10,063	$ 10,962
Insurance commissions	1,119	1,127	832	1,012	675
Trust and investment management fee income	514	523	437	568	498
Bank owned life insurance	600	596	585	696	576
Other income	312	377	364	513	803
Subtotal	14,280	13,815	13,644	12,852	13,514
Investment securities gains (losses)	1	(1)	45	-	72
Gain on sale of credit card merchant agreements	-	-	-	1,500	-
Total Non-Interest Income	$ 14,281	$ 13,814	$ 13,689	$ 14,352	$ 13,586
Non-Interest Expense:					
Salaries and employee benefits	$ 8,759	$ 9,307	$ 8,912	$ 9,057	$ 8,354
Occupancy and equipment	1,604	1,600	1,525	1,637	1,655
Depreciation	1,133	1,160	1,109	1,070	1,037
Professional fees	424	416	385	403	415
Postage, delivery, and statement mailings	601	641	569	777	735
Advertising	590	801	880	852	876
Telecommunications	456	438	460	455	549
Bankcard expenses	617	623	597	518	478
Insurance and regulatory	422	364	383	385	375
Office supplies	469	472	442	455	408
Repossessed asset (gains) losses, net of expenses	(105)	(47)	9	(14)	6
Loss on early extinguishment of debt	-	-	-	-	708
Other expenses	2,891	2,256	2,254	2,002	2,503
Total Non-Interest Expense	$ 17,861	$ 18,031	$ 17,525	$ 17,597	$ 18,099
Employees (Full Time Equivalent)	811	808	807	791	779
Branch Locations	69	68	68	68	67

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	December 31 2007	December 31 2006
	(Unaudited)	
Assets		
Cash and due from banks	$ 64,726	$ 58,014
Interest-bearing deposits in depository institutions	9,792	27,434
Federal funds sold	-	25,000
Cash and cash equivalents	74,518	110,448
Investment securities available-for-sale, at fair value	382,098	472,398
Investment securities held-to-maturity, at amortized cost	34,918	47,500
Total investment securities	417,016	519,898
Gross Loans	1,767,021	1,677,469
Allowance for loan losses	(17,581)	(15,405)
Net loans	1,749,440	1,662,064
Bank owned life insurance	64,467	55,195
Premises and equipment	54,635	44,689
Accrued interest receivable	11,254	12,337
Net deferred tax assets	20,633	23,652
Intangible assets	58,238	58,857
Other assets	32,566	20,667
Total Assets	$ 2,482,767	$ 2,507,807
Liabilities		
Deposits:		
Noninterest-bearing	$ 314,231	$ 321,038
Interest-bearing:		
Demand deposits	397,510	422,925
Savings deposits	350,607	321,075
Time deposits	927,733	920,179
Total deposits	1,990,081	1,985,217
Short-term borrowings	145,080	136,570
Long-term debt	21,809	48,069
Other liabilities	31,803	32,644
Total Liabilities	2,188,773	2,202,500
Stockholders' Equity		
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-	-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;		
18,499,282 shares issued at December 31, 2007 and December 31, 2006		
less 2,292,357 and 1,009,095 shares in treasury, respectively	46,249	46,249
Capital surplus	103,390	104,043
Retained earnings	224,386	194,213
Cost of common stock in treasury	(80,664)	(33,669)
Accumulated other comprehensive income (loss):		
Unrealized loss on securities available-for-sale	(1,783)	(2,649)
Unrealized gain (loss) on derivative instruments	4,390	(210)
Underfunded pension liability	(1,974)	(2,670)
Total Accumulated Other Comprehensive Income (Loss)	633	(5,529)
Total Stockholders' Equity	293,994	305,307
Total Liabilities and Stockholders' Equity	$ 2,482,767	$ 2,507,807

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	Dec 31 2007	Sept 30 2007	June 30 2007	March 31 2007	Dec 31 2006
Residential real estate	$ 602,057	$ 600,094	$ 601,045	$ 596,412	$ 598,502
Home equity	341,818	338,161	330,203	324,653	321,708
Commercial, financial, and agriculture	707,987	666,960	681,388	663,183	673,719
Loans to depository institutions	60,000	60,000	60,000	50,000	25,000
Installment loans to individuals	48,267	46,244	47,397	44,756	42,943
Previously securitized loans	6,892	8,317	10,321	12,744	15,597
Gross Loans	$ 1,767,021	$ 1,719,776	$ 1,730,354	$ 1,691,748	$ 1,677,469

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)	Annualized Interest Income (a)	Effective Annualized Yield (a)
2005	$ 30.3	$ 11.4	27%
2006	15.6	9.4	42%
2007	6.9	7.3	69%
2008	5.0	5.7	91%
2009	3.6	4.1	91%
2010	3.1	3.2	91%

a - 2005, 2006, and 2007 amounts are based on actual results. 2008, 2009, and 2010 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | Three Months Ended December 31, | | | | | |
| | 2007 | | | 2006 | | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 599,087	$ 9,429	6.24%	$ 600,372	$ 8,853	5.85%
Home equity	339,783	6,432	7.51%	320,302	6,439	7.98%
Commercial, financial, and agriculture	685,292	12,652	7.32%	683,776	13,223	7.67%
Loans to depository institutions	60,000	777	5.14%	26,691	361	5.37%
Installment loans to individuals	47,645	1,459	12.15%	41,827	1,297	12.30%
Previously securitized loans	7,359	1,728	93.16%	16,878	1,984	46.64%
Total loans	1,739,166	32,477	7.41%	1,689,846	32,157	7.55%
Securities:						
Taxable	442,627	5,968	5.35%	494,380	6,800	5.46%
Tax-exempt	39,133	645	6.54%	40,006	650	6.45%
Total securities	481,760	6,613	5.45%	534,386	7,450	5.53%
Deposits in depository institutions	9,322	120	5.11%	37,827	459	4.81%
Federal funds sold	435	5	4.56%	5,989	87	5.76%
Total interest-earning assets	2,230,683	39,215	6.97%	2,268,048	40,153	7.02%
Cash and due from banks	50,695			49,068		
Bank premises and equipment	53,006			44,073		
Other assets	174,938			172,709		
Less: Allowance for loan losses	(17,273)			(15,631)		
Total assets	$ 2,492,049			$ 2,518,267		
Liabilities:						
Interest-bearing demand deposits	404,613	989	0.97%	426,536	1,367	1.27%
Savings deposits	346,955	1,446	1.65%	316,734	1,207	1.51%
Time deposits	922,671	10,413	4.48%	915,041	9,969	4.32%
Short-term borrowings	166,535	1,677	4.00%	125,448	1,304	4.12%
Long-term debt	21,828	426	7.74%	74,200	973	5.20%
Total interest-bearing liabilities	1,862,602	14,951	3.18%	1,857,959	14,820	3.16%
Noninterest-bearing demand deposits	306,108			323,500		
Other liabilities	28,350			31,153		
Stockholders' equity	294,989			305,655		
Total liabilities and stockholders' equity	$ 2,492,049			$ 2,518,267		
Net interest income		$ 24,264			$ 25,333	
Net yield on earning assets			4.32%			4.43%

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Twelve Months Ended December 31,		
	2007			2006		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 597,216	$ 36,573	6.12%	$ 598,017	$ 34,483	5.77%
Home equity	330,997	25,523	7.71%	311,854	24,384	7.82%
Commercial, financial, and agriculture	675,598	50,771	7.51%	661,871	49,716	7.51%
Loans to depository institutions	57,315	3,048	5.32%	8,372	449	5.36%
Installment loans to individuals	46,112	5,426	11.77%	47,477	5,507	11.60%
Previously securitized loans	10,518	7,266	69.08%	22,273	9,406	42.23%
Total loans	1,717,756	128,607	7.49%	1,649,864	123,945	7.51%
Securities:						
Taxable	472,438	25,677	5.43%	539,634	28,418	5.27%
Tax-exempt	39,623	2,599	6.56%	42,113	2,741	6.51%
Total securities	512,061	28,276	5.52%	581,747	31,159	5.36%
Loans held for sale	-	-	-	2,496	322	12.90%
Deposits in depository institutions	11,940	521	4.36%	30,633	1,478	4.82%
Federal funds sold	15,690	819	5.22%	3,433	179	5.21%
Total interest-earning assets	2,257,447	158,223	7.01%	2,268,173	157,083	6.93%
Cash and due from banks	50,675			50,571		
Bank premises and equipment	48,929			43,111		
Other assets	171,347			171,214		
Less: Allowance for loan losses	(16,406)			(16,008)		
Total assets	$ 2,511,992			$ 2,517,061		
Liabilities:						
Interest-bearing demand deposits	418,532	4,766	1.14%	433,244	5,284	1.22%
Savings deposits	342,119	5,705	1.67%	314,732	3,983	1.27%
Time deposits	922,886	41,355	4.48%	877,592	34,779	3.96%
Short-term borrowings	160,338	6,642	4.14%	143,705	5,099	3.55%
Long-term debt	24,476	1,808	7.39%	85,893	4,579	5.33%
Total interest-bearing liabilities	1,868,351	60,276	3.23%	1,855,166	53,724	2.90%
Noninterest-bearing demand deposits	312,567			335,089		
Other liabilities	29,435			29,840		
Stockholders' equity	301,639			296,966		
Total liabilities and stockholders' equity	$ 2,511,992			$ 2,517,061		
Net interest income		$ 97,947			$ 103,359	
Net yield on earning assets			4.34%			4.56%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	Dec 31 2007 (a)		Sept 30 2007		June 30 2007		March 31 2007		Dec 31 2006
Tier I Capital:									
Stockholders' equity	$	293,994	$	291,720	$	294,783	$	303,354	$	305,307
Goodwill and other intangibles		(58,238)		(58,328)		(58,504)		(58,681)		(58,857)
Accumulated other comprehensive (income) loss		(633)		4,396		8,647		4,684		2,859
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized Loss on AFS securities		(247)		(94)		(97)		-		-
Excess deferred tax assets		-		-		(342)		(2,983)		-
Total tier I capital	$	250,876	$	253,694	$	260,486	$	262,374	$	265,309
Total Risk-Based Capital:									
Tier I capital	$	250,876	$	253,694	$	260,486	$	262,374	$	265,309
Qualifying allowance for loan losses		17,581		16,980		16,616		16,082		15,405
Total risk-based capital	$	268,457	$	270,674	$	277,102	$	278,456	$	280,714
Net risk-weighted assets	$	1,776,158	$	1,709,486	$	1,719,540	$	1,712,680	$	1,734,214
Ratios:									
Average stockholders' equity to average assets		11.84%		11.82%		12.11%		12.27%		12.14%
Tangible capital ratio		9.72%		9.59%		9.58%		9.79%		10.06%
Risk-based capital ratios:									
Tier I capital		14.12%		14.84%		15.15%		15.32%		15.30%
Total risk-based capital		15.11%		15.83%		16.11%		16.26%		16.19%
Leverage capital		10.31%		10.38%		10.52%		10.68%		10.79%

(a) December 31, 2007 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

| | As of and for the Quarter Ended | | | | | | | | |
	Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2007		Dec 31 2006
Intangibles, net	$	58,238	$	58,328	$	58,504	$	58,681	$	58,857
Intangibles amortization expense		177		176		177		176		181

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

					Quarter Ended					
		Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2007		Dec 31 2006
Balance at beginning of period	$	16,980	$	16,616	$	16,083	$	15,405	$	15,557
Charge-offs:										
Commercial, financial, and agricultural		359		-		120		35		844
Real estate-mortgage		203		240		452		111		230
Installment loans to individuals		108		91		60		84		126
Overdraft deposit accounts		938		1,035		956		860		892
Total charge-offs		1,608		1,366		1,588		1,090		2,092
Recoveries:										
Commercial, financial, and agricultural		23		19		41		148		101
Real estate-mortgage		36		22		15		15		350
Installment loans to individuals		97		89		98		132		118
Overdraft deposit accounts		405		400		367		573		470
Total recoveries		561		530		521		868		1,039
Net charge-offs		1,047		836		1,067		222		1,053
Provision for loan losses		1,650		1,200		1,600		900		901
Balance at end of period	$	17,583	$	16,980	$	16,616	$	16,083	$	15,405
Loans outstanding	$	1,767,021	$	1,719,776	$	1,730,354	$	1,691,748	$	1,677,469
Average loans outstanding		1,739,166		1,729,267		1,710,989		1,690,946		1,689,846
Allowance as a percent of loans outstanding		1.00%		0.99%		0.96%		0.95%		0.92%
Allowance as a percent of non-performing loans		103.28%		86.47%		145.11%		235.75%		384.93%
Net charge-offs (annualized) as a percent of average loans outstanding		0.24%		0.19%		0.25%		0.05%		0.25%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.12%		0.05%		0.11%		(0.02)%		0.15%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	Dec 31 2007	Sept 30 2007	June 30 2007	March 31 2007	Dec 31 2006
Nonaccrual loans	$ 16,437	$ 18,896	$ 11,194	$ 6,714	$ 3,319
Accruing loans past due 90 days or more	390	566	212	108	635
Previously securitized loans past due 90 days or more	198	176	45	-	48
Total non-performing loans	17,025	19,638	11,451	6,822	4,002
Other real estate owned, excluding property associated with previously securitized loans	4,163	1,091	624	290	161
Other real estate owned associated with previously securitized loans	-	405	231	252	20
Other real estate owned	4,163	1,496	855	542	181
Total non-performing assets	$ 21,188	$ 21,134	$ 12,306	$ 7,364	$ 4,183
Non-performing assets as a percent of loans and other real estate owned	1.20%	1.23%	0.71%	0.44%	0.25%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	Dec 31 2007	Sept 30 2007	June 30 2007	March 31 2007	Dec 31 2006
Residential real estate	$ 5,480	$ 4,500	$ 3,354	$ 2,372	$ 4,534
Home equity	2,141	1,075	879	999	1,083
Commercial, financial, and agriculture	1,506	311	2,248	1,185	2,082
Loans to depository institutions	-	-	-	-	-
Installment loans to individuals	385	279	370	283	389
Previously securitized loans	1,099	948	799	596	1,110
Overdraft deposit accounts	612	575	692	500	652
Total past due loans	$ 11,223	$ 7,688	$ 8,342	$ 5,935	$ 9,850